FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                              For 20 January, 2004
                         Commission File Number 0-30358

                                  ebookers plc
                                  ------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                       ------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F
                                    ---           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                             Yes          No |X|
                               -------     ----------


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.

Enclosures:

Press release -  Trading Statement            19 January,  2004            3 inc

FINAL



                               ebookers trading statement


      Stronger long haul market conditions drive online growth

19 January 2004 - ebookers plc (Nasdaq - EBKR, LSE - EBR) Europe's No.1 retail online travel agency today gives an update on trading for October-December 2003 (Quarter 4) and trading to date in 2004.

We were pleased with strong online sales growth in the October-December 2003 quarter, that has led to us beating analysts' expectations of Gross Sales (total transaction value). The October-December 2003 quarter was a bigger quarter for sales than the July-September 2003 quarter. However, at this stage of our financial reporting process we are unable to comment on financial metrics.

January has started well, with strong growth in online passenger bookings across most of our businesses. We are also pleased to see a return to a more favourable market environment for long and mid haul travel, our key sector, from October 2003.

We are hosting an analysts' briefing today, 19 January, prior to going into our Close Period on the 22 January, in advance of our 2003 Results. We will be presenting on developments in our UK business, on IT successes and plans, and also initiatives aimed at continuing the increasing sale of high margin hotel, car rentals, and travel insurance products. There will be no new financial information given at the analyst briefing.

Our 2003 full year results are due to be announced on Monday 22 March.

Dinesh Dhamija, CEO and Chairman ebookers plc, comments:

"In contrast to many of our competitors, ebookers sells the majority of its products to long and mid haul destinations. In 2003, long and mid haul was affected by the Iraq War, SARS and a European heatwave. Recently, however, there are strong signs that the long and mid haul market is bouncing back and our sales are benefiting from this. We are also benefiting from the full assimilation of our February 2003 Travelbag acquisition into our UK operations. Travelbag is a renowned long haul specialist particularly to Australasia and the Far East"

                                    --ends--


For further information:

ebookers plc
Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153

Cubitt Consulting (UK)
Fergus Wylie                                                +44 (0) 20 7367 5100
fergus.wylie@cubitt.com

About ebookers plc



ebookers is Europe's No.1 retail online travel agency (based on the last 4 reported quarters of gross sales, excluding estimates of wholesale transactions and non-travel transactions.). ebookers has websites in 12 European countries - UK, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 700, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, The Adventure Company, Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America.


Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   20 January, 2004
                            /s/ Leigh Grant
                            ------------------------------
                            Deputy Company Secretary
                            ebookers plc